Jonathan Fingeret

Vice President and

Assistant General Counsel

December 19, 2012

Via EDGAR

John Cash, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	TMS International Corp.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 21, 2012

Form 10-Q for the quarterly period ended September 30, 2012

Filed November 6, 2012

File No. 1-35128

Dear Mr. Cash:

TMS International Corp. (“TMS”) confirms receipt of your comment letter dated December 11, 2012. TMS will provide the requested response by January 7, 2013.

Sincerely,

/s/ Jonathan Fingeret

Jonathan Fingeret

JF:lmd

cc:	D. Rosati

L. Heller

TMS International Corp.

12 Monongahela Avenue, Glassport, PA 15045

P: 412.675.8367 F: 412.678.1926 C: 412.992.6955

jfingeret@tubecityims.com

www.tubecityims.com